Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following is a transcript of a video made available to employees of City National Corporation on January 22, 2015.]

Dave McKay - City National employee video script

Hello everyone...

My name is Dave McKay, and I’m the President & CEO of the Royal Bank of Canada or, as it’s more commonly called, RBC. I’m sorry that I couldn’t be with you in person, but I wanted to take this opportunity to introduce myself and RBC and share my excitement about today’s announcement.

We are one of North America’s leading financial services companies, providing personal and commercial banking, wealth management, insurance, investor and treasury services and capital markets capabilities on a global basis.

We have 79,000 employees including 8,000 across the U.S., and more than 3,000 in New York.

We operate in approximately 40 countries around the world and serve about 16 million clients.

Although we have a global footprint, we view the U.S. as our second home market since we’ve been here for more than 100 years.

If I was asked to sum up today’s news in one word, it would be “growth”...growth that will benefit our two organizations, our clients, our shareholders and colleagues alike.

Over the past several months, I’ve had the pleasure of getting to know your CEO Russell, as well as several members of your leadership team.

Through ongoing discussions and in-person meetings, I’ve gained a sense of the great work that City National colleagues do each and every day to serve your clients.

I think that RBC and City National have a lot in common.

We both have a strong track record of performance and share a great passion for developing deep, meaningful and lasting client relationships.

We recognize that our businesses are built on the trust our clients place in us, and we do our utmost to earn our client's trust each and every day.

As well, making a lasting, positive impact on the communities in which we live and work is part of our DNA.

And like you, RBC is guided by a strong moral compass with a culture of integrity and doing what’s right.

Today’s announcement will give our combined companies an opportunity to enhance and complement each other’s businesses, while broadening product and service offerings.

You’ll be able to do even more for your clients, backed by the financial strength of RBC, a highly stable and diversified global financial institution.

To best leverage the strengths of our organizations I've asked Russell to lead our US Wealth Advisory Business.

On behalf of myself, our executive leadership team and indeed all RBCers, let me reiterate how excited we are.

I’m confident that the combination of our two businesses represents an engine for long-term growth.

Thank you, and I look forward to working with everyone...

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.